15025814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 16 2015 WASH., D.C.

SEC FILE NUMBER
8-52165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 NORTH MICHIGAN AVENUE, SUITE 1700
(No. and Street)

CHICAGO (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

ONE NORTH WALKER (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN ROBERT SKINNER, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC, as of DECEMBER 31, 20 14, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

UNITED KINGDOM OF GREAT BRITAIN
ENGLAND CITY OF LONDON

Subscribed and sworn by Martin Robert Skinner at London, England, this 10th March 2015 before me:

Martin Skinner
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Notary Public

J. KERR MILLIGAN
Notary Public of London, England
My Commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOW.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES KERR MILLIGAN
SERO SED SERIO
NOTARY PUBLIC LONDON

Financial Statements and Supplemental Information

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Year Ended December 31, 2014

With Report and Supplementary Report of Independent Registered Public Accounting Firm

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Henderson Global Investors Equity Planning, Inc.

In our opinion, the accompanying statement of financial position and the related statements of comprehensive income, changes in stockholder's equity, and cash flows, present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc (the "Company") at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedules is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 3 to the financial statements, the Company derives all of its revenue from related party transactions.

PricewaterhouseCoopers LLP

March 9, 2015

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 2,711,370
Receivable from affiliates– distribution fees	900,033
Receivable from affiliates – income taxes	10,572
Prepaid expenses	41,990
Total assets	$ 3,663,965
Liabilities and stockholder's equity	
Payable to affiliates – income taxes	$ 351,560
Payable to parent company, net	621,519
Accrued professional fees	61,951
Total liabilities	1,035,030
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	644,840
Retained earnings	1,983,995
Total stockholder's equity	2,628,935
Total liabilities and stockholder's equity	$ 3,663,965

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Comprehensive Income

Year ended December 31, 2014

Revenue	
Distribution fees from affiliates (note 3)	$ 3,597,669
Interest income	350
Total revenue	3,598,019
Expenses	
Affiliated administrative and operational services costs (note 3)	2,518,370
Professional fees	57,909
Regulator fees	52,730
Other	4,608
Total expenses	2,633,617
Foreign currency gain	92,476
Income before income tax expense	1,056,878
Income tax expense	(348,381)
Net income	$ 708,497

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2014	$ 100	$ 644,840	$ 1,275,498	$ 1,920,438
Net income	-	-	708,497	708,497
Balance at December 31, 2014	$ 100	$ 644,840	$ 1,983,995	$ 2,628,935

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities	
Net income	$ 708,497
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in net receivable from affiliates – distribution fees	(341,973)
Increase in receivable from affiliates – income taxes	(3,179)
Decrease in prepaid expenses	2,261
Decrease in payable to affiliates – income taxes	(91,494)
Increase in payable to parent company, net	166,320
Increase in accrued professional fees	14,403
Net cash provided by operating activities	454,835
Net increase in cash and cash equivalents	454,835
Cash and cash equivalents, beginning of year	2,256,535
Cash and cash equivalents, end of year	$ 2,711,370

Supplemental disclosure of information

Income tax paid $443,054

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Notes to Financial Statements December 31, 2014

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the "Company"), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. ("HGINA") acquired 100% of its outstanding stock. HGINA is a wholly-owned subsidiary of Henderson International Inc. ("HII"). Henderson Group plc, a company incorporated in Jersey, is the ultimate parent company of HGINA and HII. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company serves as the placement agent for the offer and sale of interests in privately-offered vehicles for which HGINA or other affiliates within the Henderson Group ("the Group") act as investment manager or investment advisor.

In April 2011, Henderson Group plc acquired Gartmore Group Limited ("Gartmore"). As part of this transaction, Henderson Group plc acquired Gartmore Distribution Services, Inc. ("GDSI"), an SEC and FINRA registered broker-dealer. GDSI served as the private placement agent offering and selling interests in the privately offered investment funds originally organized by Gartmore. Effective February 1, 2012 and March 1, 2012, private placement agreements between GDSI and the Gartmore investment funds were assigned to the Company.

On 1 April 2014, HGINA sold its property investment management business to TIAA-CREF. The Company previously earned revenue by acting as a private placement agent, offering and selling interests in the privately offered investment funds organized by HGINA. As a result of this transaction, distribution fees from affiliates have fallen slightly in 2014 when compared with the prior year.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash on deposit with financial institutions and highly liquid short-term instruments (including Money Market funds) having original maturity dates of three months or less at the time of purchase.

The Company's only investment holding of a Money Market Fund is valued based on reported net asset value per share. As the valuation is based on quoted prices in active markets for identical securities, this position is categorized as Level 1 within the ASC 820 fair value hierarchy.

Revenue Recognition

Placement fees are recognized as earned based on a fixed percentage of the management and net performance fee revenue recognized by HGINA and other affiliates within the Group in connection with the assets under management introduced by the Company in the privately-offered vehicles managed by HGINA and the other affiliates.

Interest income earned on cash and cash equivalents is recorded on an accrual basis.

Foreign Currencies

The company has entered into agreements with its affiliates, of which one conducts business in the United Kingdom. In connection with foreign-denominated payables and receivables, the Company recognizes a foreign currency gain or loss on fluctuation of the pound sterling in relation to the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while transactions in foreign currencies are recorded at the appropriate rate of exchange prevailing at the date of the transaction. Gains or losses resulting from foreign currency translation are included in the statement of comprehensive income.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The operations of the Company are included with those of HII in the filing of a consolidated Federal income tax return. HII computes its income tax provision on a separate-entity basis using the liability method in accordance with Accounting Standards Codification (ASC) 740 – *Income Taxes* ("ASC 740"). HII allocates income tax expense or benefit to the Company as if the Company filed a separate return. Under the liability method, the Company recognizes deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

The Company is a party to a tax sharing agreement with HII. Under the agreement, the Company shall pay to HII an amount equal to the sum of the Company's federal income tax liability for such taxable year as shown on a pro forma federal return plus a net amount reasonably determined by HII to cover the Company's Federal income tax liabilities attributable to current or prior years that is not otherwise reflected in the Company's pro forma federal returns for such years. The Company's tax liabilities with HII as a result of the tax sharing agreement will be included in the financial statements as a payable to affiliates. In the event the Company has a net operating loss, HII shall pay an amount equal to the tax benefit shown on the pro forma tax returns. The Company's tax benefits with HII as a result of the tax sharing agreement will be included in the financial statements as a receivable from affiliates.

The Company has adopted the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. Generally, ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards. ASC 740 prescribes certain thresholds and attributes for the financial statements recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The application of ASC 740 has not had a material impact on the Company's financial position or results of operations. Generally, the Company is subject to examination by U.S. Federal and state tax authorities for returns filed for the prior three fiscal years 2011 through 2013.

3. Related Party Transactions

The Company receives revenue from private placement services for affiliates based in the US and one based in the United Kingdom.

The Company has entered into agreements with HGINA as well as the other affiliated fund advisor entity, Henderson Alternative Investment Advisor Limited ("HAIAL"), the terms of which were based on the Henderson Group Global Transfer Pricing policy. These agreements allow for the Company to recognize a monthly fee calculated as a fixed percentage of the net management and performance fee revenue recognized by HGINA and other affiliates within the Group in connection with the assets under management introduced by the Company in the privately-offered vehicles managed by HGINA and the other affiliates.

Following the sale by HGINA of its property business on 1 April 2014, agreements with other affiliates, Henderson Global Investors General Partner, LLC (HGIGP), Henderson Global Investors General Partner II, LLC (HGIGP II) and Henderson Global Investors General Partner IV, LLC (HGIGP IV) were terminated.

Additionally, HGINA and the Company have entered into an expense sharing agreement whereby a certain portion of HGINA's administrative expenses related to compensation, rent, travel, office supplies, IT and other supporting expenses, are allocated to the Company. A time allocation for relevant individuals is applied to the individual's compensation costs. A proportionate allocation of rent, office supplies, IT and other supporting expenses is added to determine the total costs by individual incurred by HGINA on behalf of HGIEPI. Travel costs are allocated separately on an actual incurred amount basis by the relevant department given their significance to the placement process. This arrangement was deemed necessary due to the fact that the Company's registered representatives are all employed by HGINA and the Company shares office space with HGINA. Payment of the expenses occurs through payment to HGINA of a percentage of revenue described in accordance with the Henderson global transfer pricing agreement.

3. Related Party Transactions (continued)

The Company had the following related-party transactions during the year:

Entity	Nature of Transactions	Income (expense) for the year ended December 31, 2014	Receivable from (payable to) affiliate at December 31, 2014
Henderson Global Investors (North America) Inc.	Revenue Sharing	$ 1,158,778	$ 683,770
Henderson Global Investors GP, LLC	Revenue Sharing	125,583	-
Henderson Global Investors GP II, LLC	Revenue Sharing	40,846	-
Henderson Global Investors GP IV, LLC	Revenue Sharing	25,262	-
Henderson Alternative Investment Advisor, Ltd.	Revenue Sharing	2,247,200	900,033
		$ 3,597,669	$ 1,583,803
Henderson Global Investors (North America) Inc.	Expense Sharing	$ (2,518,370)	$ (1,305,289)

All transactions with the above entities are charged or credited through intercompany accounts. The above transactions exclude the Company's tax sharing arrangement disclosed in note 4 below.

The global transfer pricing agreements and service and cost sharing agreements were prepared based upon management's belief to be an arms' length transaction on a fair value basis but may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Income Taxes

The Company computes its tax expense or benefit using the consolidated federal statutory rate of 34%. Pursuant to the tax sharing agreement, the Company has agreed to pay HII for its income tax expense and HII has agreed to reimburse the Company for income tax benefits. The Company recognized income tax expense of $348,381 relating to the current year income. Amounts payable or receivable relating to the settlement of the income tax expense or benefits are reflected as payable to or receivable from affiliates on the statement of financial condition.

Significant components of income tax expense are as follows:

	2014
Current:	
Federal	$ 315,462
State	36,098
Total current	351,560
Deferred:	
Federal	(2,748)
State	(431)
Total deferred	(3,179)
Net expense	$ 348,381

The effective rate at which taxes are provided differs from the statutory rate of 34% due to the provision for state taxes including a change in the state rate at which deferred taxes are valued.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences, such as accrued expenses, in accordance with ASC 740. The Company recognizes the federal and state deferred taxes associated with such temporary differences. At December 31, 2014, the Company had a deferred tax asset of $10,572 relating to accrued service liabilities. There are no deferred tax liabilities at December 31, 2014.

No valuation allowance has been provided as it is more likely than not, based on an evaluation of currently available information and the operation of the tax sharing agreement, that the deferred tax assets will be realized.

4. Income Taxes (continued)

The Company would record interest and penalties related to income taxes as a component of income tax expense. The Company recorded no interest or penalties related to uncertain tax positions at December 31, 2014. Based upon the timing and status of its current examinations by taxing authorities, the Company does not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring within the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, the Company does not anticipate that there will be additional payments made or refunds received within the next 12 months with respect to the years under audit.

The earliest Federal tax year open for examination is 2009. The earliest open years in the Company's major state tax jurisdictions are 2009 for Massachusetts and 2009 for Connecticut. The Company does not believe that any adjustment from any open tax year will result in a material change in the Company's financial position.

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). Pursuant to SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2014, the Company had net capital of $1,629,823, which was $1,560,821 in excess of its required net capital of $69,002 and its ratio of aggregate indebtedness to net capital was .64 to 1.

The company claims exemption from SEC Rule 15c3-3 under provision k(2)i.

6. Concentration of Credit Risk

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

7. **Subsequent Events**

The Company evaluates subsequent events through the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements as at March 9, 2015 being the date the financial statements were issued.

Supplemental Information

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2014

Computation of net capital	
Total ownership equity (from statement of financial condition)	$ 2,628,935
Total ownership equity qualified for net capital	$ 2,628,935
Deductions and/or adjustments:	
Non allowable assets:	
Receivables from affiliates	(910,605)
Prepaid expenses	(41,990)
Total Non allowable assets	(952,595)
Net Capital before haircuts on securities	1,676,340
Haircuts on securities - Other securities	(46,517)
Net capital	$ 1,629,823
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 69,002
Net capital in excess of requirement	$ 1,560,821
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,035,030
Ratio of aggregate indebtedness to net capital	.64 to 1

Schedule I

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2014

Note: A material difference exists in the amounts appearing in the schedule and the computation reported by Henderson Global Investors Equity Planning, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2014, as submitted on January 27, 2015. A reconciliation of net capital is shown below along with the explanation for the difference:

	Net capital	**Aggregate indebtedness**
Per the unaudited FOCUS Report	$ 1,553,786	$ 1,111,067
Reconciling items:		
Adjustment to record reduced Corporate tax liability	76,037	-
Decrease in aggregate indebtedness	-	(76,037)
Per the preceding schedule	$ 1,629,823	$ 1,035,030

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Exemption Report

December 31, 2014

Henderson Global Investors Equity Planning Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

Henderson Global Investors Equity Planning Inc.

Martin Skinner

Financial and Operations Principal

March 9, 2015

Supplementary Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Henderson Global Investors Equity Planning, Inc.

We have reviewed Henderson Global Investors Equity Planning, Inc.'s assertions, included in the accompanying Henderson Global Investors Equity Planning, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 9, 2015

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

